FORM 5

ANNUAL STATEMENT OF

CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Form 3 Holdings Reported

Form 4 Transactions Reported

  Name and Address of Reporting Person*

(Last)	Coleman
(First)	Burlin
(Middle)
(Street)	346 North Mayo Trail
(City)	Pikeville
(State)	KY
(Zip)	41502-1492

  Issuer Name and Ticker or Trading Symbol

(Issuer Name)	Community Trust Bancorp, Inc.
(Ticker or Trading Symbol)	CTBI

  I.R.S. or Social Security Number of Reporting Person (Voluntary)

(I.D. Number)

  Statement for Month/Day/Year

(Month)	December
(Year)	2002

  If Amendment, Date of Original (Month/Day/Year)

(Month/Day)
(Year)

  Relationship of Reporting Person(s) to Issuer (Check all applicable)

  X

X	(Director)
X	(Officer, include title) Chairman

(10% Owner)
(Other, specify below)

  Individual or Joint/Group Filing (Check Applicable Line)

X

X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transac-tion Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	12/23/2002	G	3,704	D	*	216,576	I	(1)
Common Stock						86,428	I	(2)
Common Stock						79,057	I	(3)
Common Stock						94,551	I	(4)
Common Stock						12,839	I	By Spouse
Common Stock	12/30/2002				*	540	D(5)
Common Stock						126,525	D	Custodial IRA

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (Continued)

Table II - Derivative Securities Acquired, Disposed of or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	(A)	(D)	Date Exercisable	Expiration Date

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses: (1) Shares held in Revocable Trust established by Mr. Coleman for the benefit of himself and his spouse. Mr. Coleman has sole voting and investment power with respect to these shares.(2) Shares held in Irrevocable Trust established by Mr. Coleman on behalf of his grandchildren. Mr. Coleman, a director and Chairman of the Company, has the power to vote and invest these shares. (3) Shares held in revocable Trust established by Mr. Coleman for the benefit of his son. Mr. Coleman has sole voting and investment power with respect to these shares. (4) Shares held in Revocable Trust established by Mr. Coleman for the benefit of his daughter. Mr. Coleman has sole voting and investment power with respect to these shares. (5) Since the reporting person's last report, 540 shares previously held in a custodial IRA have been distributed and are now owned directly. **On October 22, 2002, CTBI declared a 10% stock dividend to all holders of record of common stock on December 1, 2002, payable December 15, 2002. As a result, the reporting person received 44,831 shares indirectly and 11,551 directly in custodial IRA.

/s/ Burlin Coleman 12-31-02

**Intentional misstatements or omissions of facts constitute Federal ----------------------------------------------------- --------------------------------

Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date 02/05/2003

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instructions 6 for procedure.

To view the actual filing form and general Instructions go to: http://www.sec.gov/divisions/corpfin/forms/form5.htm